EXHIBIT 12.1

SPECTRA ENERGY PARTNERS, LP

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is calculated using the Securities and Exchange Commission guidelines.

Three Months Ended
March 31,
2016
(in millions)
Earnings as defined for fixed charges calculation
Add:
Pretax income from continuing operations (a)	$321
Fixed charges	76
Distributed income of equity investees	27
Deduct:
Interest capitalized (b)	17
Total earnings (as defined for the Fixed Charges calculation)	$407
Fixed charges:
Interest on debt, including capitalized portions	$74
Estimate of interest within rental expense	2
Total fixed charges	$76
Ratio of earnings to fixed charges	5.4

(a)	Excludes earnings or loss from equity investments and adjustment for noncontrolling interests.
(b)	Excludes equity costs related to allowance for funds used during construction that are included in Other Income and Expenses, Net in the Consolidated Statements of Operations.